Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the
Second Quarter of 2015

GAAP Net Profit in the Second Quarter and for the First Half of Year 2015

RISHON LEZION, Israel, August 25, 2015 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the second quarter of 2015.

On a GAAP basis, the net profit for the second quarter of 2015 and for the first half of 2015 was $29,000 and $5,000, respectively compared to a net loss of $85,000 and $68,000 in the comparable periods last year.

Revenues for the second quarter of fiscal year 2015 and for the first half of 2015 were lower than revenues of the comparable periods last year. However, a certain improvement in the gross profit margin in the Supply Chain division and lower operational and financial expenses led to net profit in the second quarter and in the first half of 2015 compared to net loss in the comparable periods last year.

Yuval Viner, BOS' CEO, stated: "The lower revenues in the RFID and Mobile division were mainly due to a slowdown in investments in equipment by food retail chains in Israel.

We are encouraged by the GAAP net profit results in the first six months of 2015 and we are on track with our projected GAAP net profit for the year 2015. We are working extensively to expand our product offerings, possibly through an acquisition." Mr. Viner added.

Avidan Zelicovsky, BOS' president, noted: "Our continuing efforts to grow the Supply Chain business through expansion of sales overseas, mainly in the Far East, yielded a relatively high backlog. We therefore expect the Supply Chain revenues in the second half of 2015 to compensate for the division's lower revenues in the first half of the year 2015.

BOS will host a conference call on Wednesday, August 26, 2015 at 10 a.m. EDT- 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time. For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$11,928	$14,132	$6,101	$6,891
Cost of revenues	9,568	11,445	4,928	5,616
Gross profit	2,360	2,687	1,173	1,275

Operating costs and expenses:
Sales and marketing	1,370	1,602	692	795
General and administrative	763	886	354	461
Total operating costs and expenses	2,133	2,488	1,046	1,256

Operating profit	227	199	127	19
Financial expenses and others, net	(221)	(261)	(98)	(108)
Profit or (loss) before taxes on income	6	(62)	29	(89)
Tax benefit (Taxes on income)	(1)	(6)	-	4
Net Profit or (loss)	$5	$(68)	$29	$(85)

Basic and diluted net profit (loss) per share	$0.00	$(0.05)	$0.02	$(0.06)

Weighted average number of shares used in computing basic and diluted net profit (loss) per share	1,852	1,306	1,887	1,321

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share amounts)

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,369	$1,522
Restricted bank deposits	333	216
Trade receivables	6,571	6,144
Other accounts receivable and prepaid expenses	694	490
Inventories	2,651	2,843

Total current assets	11,618	11,215

LONG-TERM ASSETS:
Restricted Bank deposit	267	263
Other assets	40	35

Total long-term assets	307	298

PROPERTY, PLANT AND EQUIPMENT, NET	538	556

OTHER INTANGIBLE ASSETS, NET	39	70

GOODWILL	4,122	4,122

	$16,624	$16,261

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,261	$4,297
Current maturities of long term loans	380	570
Trade payables	4,183	4,468
Employees and payroll accruals	408	389
Deferred revenues	893	621
Accrued expenses and other liabilities	269	236

Total current liabilities	10,394	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	79	190
Accrued severance pay	135	127
Deferred capital gain	54	66

Total long-term liabilities	268	383

SHAREHOLDERS' EQUITY	5,962	5,297

Total liabilities and shareholders' equity	$16,624	$16,261

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,101	$-		$6,101	$6,891
Gross profit	1,173			1,173	1,275

Operating costs and expenses:
Sales and marketing	692	(16	)a	676	769
General and administrative	354	(38	)b	316	385
Total operating costs and expenses	1,046	(54)		992	1,154

Operating profit	127	54		181	121
Financial expenses and others, net	(98)	-		(98)	(108)
Income (loss) before taxes on income	29	54		83	13
Tax benefit (Taxes on income)	-	-		-	4
Net Income (loss)	$29	$54		$83	$17

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$11,928	$-		$11,922	$14,132
Gross profit	2,360			2,354	2,687

Operating costs and expenses:
Sales and marketing	1,370	(32	)a	1,338	1,549
General and administrative	763	(79	)b	684	739
Total operating costs and expenses	2,133	(111)		2,022	2,288

Operating profit	227	111		338	399
Financial expenses and others, net	(221)	-		(221)	(261)
Income (loss) before taxes on income	6	111		117	138
Taxes on income	(1)	-		(1)	(6)
Net Income (loss)	$5	$111		$116	$132

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Operating Profit	$227	$199	$127	$19
Add:
Amortization of intangible assets	32	53	16	26
Stock based compensation	79	147	38	76
Depreciation	70	91	35	42
EBITDA	$408	$490	$216	$163

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2015				Three months ended June 30, 2015

Revenues	$4,262	$7,671	$(5)	$11,928	$2,032	$4,069	$-	$6,101

Gross profit	$1,126	$1,234	$-	$2,360	$538	$635	$-	$1,173

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2014				Three months ended June 30, 2014

Revenues	$5,510	$8,640	$(18)	$14,132	$2,855	$4,039	$(3)	$6,891

Gross profit	$1,442	$1,245	$-	$2,687	$658	$617	$-	$1,275

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